SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman

16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	SC 13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 111444-10-5	SC 13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 111444-10-5	SC 13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 111444-10-5	SC 13D/A	Page 5 of 8

1	NAMES OF REPORTING PERSONS The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 111444-10-5	SC 13D/A	Page 6 of 8

1	NAMES OF REPORTING PERSONS Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 111444-10-5	SC 13D/A	Page 7 of 8

INTRODUCTION

This Amendment No. 6 (this “Amendment”) to the Schedule 13D relating to shares of common stock, par value $0.01 per share, of Broadway Financial Corporation (the “Registrant”), hereby amends the Schedule 13D filed with the Securities and Exchange Commission by The Capital Corps, LLC, Steven A. Sugarman, Sugarman Enterprises, Inc., TCC Manager, LLC and Commerce Home Mortgage, LLC (the “Reporting Persons”) on February 10, 2020, as amended by Amendment No. 1 filed on February 19, 2020, Amendment No. 2 filed on April 9, 2020, Amendment No. 3 filed on April 14, 2020, Amendment No. 4 filed on May 8, 2020, and Amendment No. 5 filed on May 29, 2020 (collectively, the “Prior Schedule 13D” and together with this Amendment, the “Schedule 13D”).

This Amendment is the final amendment to the Schedule 13D and an exit filing for each of the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended to add the following at the end thereof:

Between June 17, 2020 and June 19, 2020, Commerce Home Mortgage, LLC sold all 1,846,154 shares of voting common stock directly owned by it at a weighted-average share price of $2.59 per share.

On June 22, 2020, The Capital Corps, LLC (“Capital Corps”) delivered a Letter to the Company, a copy of which is filed as Exhibit 99.1 to this Amendment and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is amended and restated as follows:

(a)-(b) As a result of the transactions described in Item 4 herein, the Reporting Persons no longer beneficially own any securities of the Registrant, nor do any of the Reporting Persons have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Registrant, and therefore their obligation to file further amendments to this Schedule 13D has terminated.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of voting common stock of the Registrant during the past 60 days.

(d) Not applicable.

(e) See Item 4.

Exhibit No.	Description

99.1	Letter from The Capital Corps, LLC to the Registrant dated June 22, 2020

CUSIP No. 111444-10-5	SC 13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2020

/s/ Steven A. Sugarman
Steven A. Sugarman

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: President

TCC MANAGER, LLC

By: Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: President

THE CAPITAL CORPS, LLC

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name: Carlos P. Salas
Title: President

COMMERCE HOME MORTGAGE, LLC

By: The Capital Corps, LLC, as its Manager

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name: Carlos P. Salas
Title: President